

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2010

Mr. Jaskarn Samra
President and Chief Executive Officer
Kranti Resources, Inc.
6705 Tomken Rd., Suite 211
Mississauga, ON L5T 2J6
Canada

> **Re:** **Kranti Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **Response Letter Dated January 11, 2010**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2008**
> **Filed January 13, 2010**
> **File No. 333-142096**

Dear Mr. Samra:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Mark C. Shannon
Branch Chief